UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-40875

NUVEI CORPORATION

(Exact name of registrant as specified in its charter)

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Notice of Annual and Special Meeting of Shareholders and Notice of Availability of Proxy Materials

99.2	Form of Proxy

99.3	Management Information Circular

Document 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 4, 2021 (File No. 333-260024) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260308).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvei Corporation
Date: April 20, 2022	By:	/s/ Lindsay Matthews
		Name	Lindsay Matthews
		Title:	General Counsel